OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52068

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____1/1/2021_____ AND ENDING _____12/31/2021_____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**Fallbrook Capital Securities Corp.**_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26610 Agoura Rd, Suite 120
_____
(No. and Street)

Calabasas	**CA**	**91302**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	**678-525-0992**	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's. P.C.
_____
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Brandt Blanken_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Fallbrook Capital Securities Corp._____, as of ___December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
    President

___See Attached___

Notary Public

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ACKNOWLEDGMENT

State of California
County of _____Los Angeles_____)

On ___March 31, 2022___ before me, ___Amyla R. Carew, Notary Public___
(insert name and title of the officer)

personally appeared  _____Brandt Blanken_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)



AMYLA R. CAREW
Notary Public - California
Los Angeles County
Commission # 2300567
My Comm. Expires Aug 8, 2023

FALLBROOK CAPITAL SECURITIES CORP.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2021
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	242,367
Accounts receivable		11,404
Prepaid expenses and other		14,249
Total assets	$	268,020

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	6,188
Deferred revenue		110,500
Total liabilities		116,688

STOCKHOLDER'S EQUITY:

Capital stock $100 par value, 100 shares authorized, issued and outstanding		10,000
Additional paid-in-capital		24,057
Retained earnings		117,275
Total stockholder's equity		151,332
Total liabilities and stockholder's equity	$	268,020

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL SECURITIES CORP.

Notes to Financial Statements
December 31, 2021

1. Organization and Nature of Business

Fallbrook Capital Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). In 2000, the Company reached an agreement with the NASD (now FINRA). The agreement was amended in March, 2007 to include additional services. The firm is approved to conduct business in private placements, limited partnerships, mutual funds, merger & acquisition activity and third-party marketing of hedge funds.

The Company's main office is located in Calabasas, California and has twenty-four registered persons. The Company's Revenue is derived from (1) commissions generated on a best-efforts basis, from the sale of private placements of direct participation programs of tax incentive investments to corporate and institutional investors; and (2) from fees generated from mergers and acquisitions activities, also on a best-efforts basis.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

Refer to *Note 3. Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Subsequent Events

The Company evaluated subsequent events through March 30, 2022, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements except as indicated in Note 8.

The Company is evaluating new accounting standards and will implement as required.

3. Revenue from Contracts with Customers and Deferred Revenue

Commissions, M&A Fees and Consulting

The Company provides advisory and consulting services on mergers and acquisitions (M&A) and corporate finance activity. Revenue from advisory and consulting arrangements is recognized at the point in time that performance obligations under the arrangement is completed. Contracts may contain nonrefundable retainer fees which are typically fixed and/or

3. Revenue from Contracts with Customers (continued)

Commissions, M&A Fees and Consulting (continued)

success fees or commissions which may be fixed or represent a percentage of value that the customer receives if and when the related corporate finance activity is completed. In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee or commission subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $131,867 which was $124,088 in excess of its required net capital of $7,779. The Company's ratio of aggregate indebtedness to net capital was 0.88 to 1.

5. Accounts Receivable

Accounts receivable consists of commissions, the Company believes the entire amount is collectible and that no allowance is required as of December 31, 2021. Accounts receivable are due on receipt of services.

6. Concentrations

For the year ended December 31, 2021 approximately 63% of the Company's revenue was derived from its two largest customers; revenue from the largest customer was approximately 41% total revenue.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

7. Commitments and Contingencies

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2021.

8. Related Party

The Company pays a related party through an expense sharing agreement for travel, marketing and payroll, if any, which was revised effective January 1, 2021 to include shared administrative and legal costs. The terms are one year from January 1, 2021 and renews automatically unless terminated by either party. $30,000 of expenses were incurred and paid pursuant to this agreement during 2021.

Effective January 1, 2020, the Company leased office space from the related party pursuant to a one year agreement, with annual renewals, unless terminated by either party. The Company paid rent of $30,933 during the year-ended December 31, 2021 under this agreement.

There were no amounts due to or from related parties as of December 31, 2021.